Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
On August 19,2010, First Niagara Financial Group, Inc. (“First Niagara”) posted an Investor Presentation dated August 19,2010 regarding its proposed merger with NewAlliance Bancshares on the First Niagara website at www.fnfg.com. First Niagara also filed the Investor Presentation pursuant to Rule 425 under the Securities Act of 1933, which was also deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.
First Niagara is making certain amendments to the Investor Presentation filing of August 19, 2010 to correct certain errors on slides 5 and 14, to add a new slide 26 summarizing the merger consideration and to generally resize, reformat and renumber (and update the numbering and cross-references on) the slides. This Rule 425 filing amends and restates in its entirety the Investor Presentation materials set forth in First Niagara’s Rule 425 Investor Presentation filing of August 19, 2010. Upon filing, the amended and restated Investor Presentation will be posted on First Niagara’s website.

1 Merger of First Niagara Financial GroupandNewAlliance Bancshares August 19, 2010

2 Safe Harbor Statement This presentation contains forward-looking information for First Niagara Financial Group, Inc. Such information constitutes forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. In connection with the proposed merger, First Niagara Financial Group, Inc. ("FNFG") will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. ("NewAlliance") and a Prospectus of FNFG, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about FNFG and NewAlliance at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FNFG at www.fnfg.com under the tab "Investor Relations" and then under the heading "Documents" or from NewAlliance by accessing NewAlliance's website at www.newalliancebank.com under the tab "Investors" and then under the heading "SEC Filings. FNFG and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of FNFG is set forth in the proxy statement for FNFG's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

3 Again, Seizing The Window of Opportunity Advances strategy of building premier Northeast regional banking franchiseUnites two strong, growing companiesAccelerates growth potential of each company in attractive marketsFortress balance sheet supports continuation of offensive game planLow risk transaction leveraging FNFG's acquisition skills and infrastructure build out along with NAL's efficient operating modelImmediately accretive transaction with strong IRR
•	Heard me talk about our window of opportunity over the 12 — 18 months

•	Taking advantage of opportunities due to due our position of strength during this prolonged recession
•	Capital, credit, liquidity and ability to execute and integrate quickly
•	Nat City and Harleysville transaction are prime examples

•	We’re clearly on a roll and we’ve kept the momentum going with our acquisition of NewAlliance

4 Benefiting Both Main Street and Wall Street Superior long-term earnings growthGrowing franchise valueIncreased dividend returnEven better positioned for future opportunities Expanded service offeringsReady source of credit to spur growthMajor employerStrong community support Wall Street Main Street
•	Heard me talk about our window of opportunity over the 12 — 18 months

•	Taking advantage of opportunities due to due our position of strength during this prolonged recession
•	Capital, credit, liquidity and ability to execute and integrate quickly
•	Nat City and Harleysville transaction are prime examples

•	We’re clearly on a roll and we’ve kept the momentum going with our acquisition of NewAlliance

Building a Regional Powerhouse 5 Four state footprint$30 billion in assets$20 billion in deposits$15 billion in loansTRB Capital: 14.3%340 branches5,000 employees Premier banking franchise in the Northeast Information is pro forma at transaction close FNFG NAL Pittsburgh Albany Buffalo Syracuse Rochester Philadelphia New Haven
•	Think we’ve put together a regional powerhouse in the northeast

•	Combined entity will have $30 billion in assets , $20 billion in deposits and will become the 25th largest bank in the entire country

•	Have a great distribution network of over 340 branches across the most populated states in New England

•	NewAlliance ‘s footprint is contiguous to our New York state footprint — in fact, drive time from our regional center in Albany to Hartford is about an hour shorter that our Buffalo to Pittsburgh commute

•	Cleary this is a case where the whole is greater than the sum of its parts as two very vibrant, growing franchises coming together in a partnership that will help springboard the growth of the combined entity past what we could have done individually

6 Building a Regional Powerhouse Billion Rank Rank Billion United States Northeast Assets $29.2 25 11 Market Cap $3.9 22 11 This combination moves FNFG further up the top tier of US banks Financial data as of June 30, 2010; Market data as of August 18, 2010Source: SNL Financial

7 Transaction Highlights FNFG merging with NAL - $5.1B in deposits, $4.9B in loans and 88 branch locations in New Haven, Hartford, Manchester and Springfield4th largest bank in New EnglandStrong strategic fit with like-minded leadership and shared community bank traditionsSuperior Market OpportunityBranches located among the most affluent areas nationwideDiverse business customer base with similar industry focusStretches platform to leverage more complete array of products and services Access to attractive NY - Boston corridorStrong Transaction FundamentalsImmediate EPS accretion IRR well in excess of cost of capitalModest tangible book value dilution with short earnback periodVery strong capital levels Accelerated growth potential of combined franchise

8 Top-notch New England branch franchiseStrong earnings momentum- record revenues in first half of 2010Solid loan and core deposit growthPositive operating leverageVery well-managed credit qualityExceptional capital levels NewAlliance Profile

9 First Niagara & NewAlliance....Performing Well in Current Environment NCOs / Average Loans Return on Average Assets (1) TCE/TA Operating Net Income (1) (1) Non-GAAP/operating results excludes certain non-recurring items. The Company believes that these measures are useful to management and investors because they permit a more effective evaluation and comparison of the Company's results and performance in relation to its ongoing operations. See slide 25 for details.(2) Annualized Millions 2Q 2010 (2) 2Q 2010 (2) 2Q 2010 (2) FNFG NAL SNL Bank & Thrift (CHART) +76% (CHART) +15% (CHART) (CHART) (CHART)

10 Building a Regional Powerhouse Solid foothold to drive profitable growth Significant market share opportunity within major Northeast markets Access to nearly 15 million customers in very attractive markets $ Billions Central Connecticut(1) Philadelphia MSA Pittsburgh MSA Upstate New York(2) Deposits $4.6 $3.2 $3.4 $5.6 Market Share 7% 2% 5% 7% Ranking 4 10 4 5 Market Deposits(3) $63.9 $152.8 $71.8 $80.0 Population (2010) 2,745,515 5,890,141 2,368,989 3,678,217 Median Household Income (2010) $61.4K $64.6K $49.5K $54.6K Source: SNL, Deposit Data for 2009(1) Average of NewAlliance's three largest MSAs: New Haven, Hartford and Springfield (population and deposits are totals)(2) Average of Buffalo, Rochester, Syracuse, and Albany MSAs (population and deposits are totals for all four regions)(3) Includes Home Office Deposits National Average $54.4K

11 Outstanding Commercial Market Potential Source: SBA firms and employment by MSA 2006 (CHART) (CHART) Leveraging FNFG's successful strategy and execution - double digit commercial loan growth over 5 consecutive quarters

Strong Strategic Fit Committed to shareholder value Customer-centric and relationship focused Local decision-making Flexible model to meet the growing needs of customers Strong brand alignment Deep community relationships 12
We believe our respective organizations share many traits that indicate a strong cultural fit. Furthermore, we believe the combination of the companies will create a dynamic and dominant regional bank in the Northeast that is differentiated from competitors. The combined entity offers shareholders the potential for industry-leading returns. Our commonality includes:

13 Key Acquisition Terms (1) Price determined using the 10-day average prior to signing definitive agreement

14 Pro Forma Financial Impact Immediately accretive in 20114-5% GAAP accretion in 2012Better than street consensusLeveraging the strengths of combined entityNo capital management assumed in modelingIRR in excess of 15%7% tangible book dilution and short earnback periodStrong pro forma capital levelsTRBC 14.3%Tier 1 Common 13.0% TCE/TA 8.2%
•	Based on this pricing and assumptions?
•	Nicely accretive in 2010, improving to mid-teens in 2011 — first full year of operation

•	Very strong internal rate of return

•	Only modestly dilutive to TBV with rapid earn-back

•	Strong pro-forma capital ratios — inclusive of the PNC facility
•	Maintain TCE/TA in upper end of our range

•	TRBC in excess of well-capitalized levels — close to 11%
•	Excludes benefit of hold co liquidity of $100mm

•	Excludes effect of loan marks
•	Which if added back to regulatory capital for both NCC / HNC

•	Move this ratio in a material way — above 12%

•	Why would we do that?

•	Marks reduce risk of loans — either you count mark as capital or lower the risk weighting on loans

•	Either way — risk based capital improves

Profitable Opportunities for the New Franchise Accelerate redeployment of excess liquidity into higher yielding assetsExport FNFG's highly successful commercial modelImport NAL's Asset Based Lending expertiseAdd NAL's strong residential mortgage origination capabilitiesAchieve synergies in wealth managementLeverage excess capital with the benefit of a broader geography 15
We believe our respective organizations share many traits that indicate a strong cultural fit. Furthermore, we believe the combination of the companies will create a dynamic and dominant regional bank in the Northeast that is differentiated from competitors. The combined entity offers shareholders the potential for industry-leading returns. Our commonality includes:

16 Harleysville National CorporationApril 2010 National City BranchesSeptember 2009 Assets $5.6 $4.2 Deposits $4.1 $4.2 Loans $3.6 $0.8 Branches 83 57 Employees 1,100 500 Core deposit retention of 95%Loan demand;$325 MM in originations $110 MM in commercial line commitmentsSale of $300 MM in distressed loans Core deposits 107% of pre-acquisition levels$85 MM increase in commercial loan balances for 2Q'10 with an active pipelineGrowing wealth management sales Proven Acquisition Track Record Successfully integrated 9 bank/branch deals since 1999 $ in billions

17 Pricing Valuation Consistent With Longer Term Norms Deal Value Deal Price Deal Price Core DepositPremium (%) Market Premium(%) Deal Value EarningsMultiple TBV(%) Core DepositPremium (%) Market Premium(%) NAL Transaction Pro forma $1.5B 20x 163 14 24 M&A Transactions since 1/2006(1) (mean values) $1.1B 21x 314 29 32 Previous FNFG Transactions: Hudson River (4/2004) $611mm 16x 267 24 (6) Troy Financial Corp.(8/2003) $348mm 23x 266 26 23 NAL transaction in line with pricing during a more "normal" environment Historically low pricing of Harleysville and Nat City branch deals due to FNFG's unique position of strength during financial crisis (1) Nationwide M&A transactions with deal values between $500 million and $2.5 billionSource: SNL Financial

18 First Niagara: A Winning Franchise Stable markets with solid demographics and significant growth potentialStrong earnings and business momentumDeep talent pools in place to drive further growthMore than ample capital to keep playing offenseOpportunistic, action-oriented strategic planBigger, better, strongerLong-term focus Making it happen for both Main St. and Wall St.

John

19 Appendix Merger of First Niagara Financial Group andNewAlliance Bancshares August 19, 2010

20 Adding Franchise Value Through Acquisitions .....Both companies have a similar history First Niagara Bank Acquisitions Albion Banc Corp. (Albion Federal Savings and Loan), CNY Financial Corporation (Cortland Savings Bank)Iroquois Bancorp, Inc. (Cayuga Bank) Finger Lakes Bancorp Troy Financial Corporation Hudson River Bancorp Greater Buffalo Savings Acquisition of Harleysville National Bank Savings Bank of Manchester (Connecticut Bancshares Inc.) Tolland Bank (Alliance Bancorp of New England) NewAlliance Acquisitions Westbank Corporation Connecticut Investment Management, Inc. Cornerstone Bank (Cornerstone Bancorp, Inc.) Purchase of 57 National City branches

Loan Portfolio Diversification Balances include loans Held for Investment and exclude Net Deferred and Allowance for Loan Loss.Other category includes Specialized Lending for FNFG and Other Consumer for NALSource: SNL Financial 21 (CHART) FNFG NAL Combined Pro-Forma (CHART) (CHART) (CHART)

22 Deposit Mix Opportunity Source: SNL Financial (CHART) (CHART) (CHART)

23 (CHART) Diversified Non Interest Income Sources (CHART) (CHART) (CHART) Represents YTD June 30, 2010(1) Other income includes gain on securities and limited partnershipsSource: SNL Financial

Balance Sheet Strength (1) Total loan and deposit data as of June 30, 2010Source: SNL Financial 24

25 The Company believes that these measures are useful to management and investors because they permit a more effective evaluation and comparison of the Company's results and performance in relation to its ongoing operations. First NiagaraBeginning in Q2 2010, the impact of income taxes on these nonrecurring items was calculated using the effective tax rate for the quarter.2010 - Q2: After-tax noninterest expense: Harleysville acquisition related expenses of $ 18.8 million, $5.6 million charitable contribution related to the acquired markets and severance and related costs of $0.5 million. Q1: After-tax noninterest expense: Harleysville acquisition related expenses of $3.7 million. 2009 - Q2: After-tax noninterest expense: FDIC's special assessment charge of $3.3 million based on each insured depository institution's assets less Tier 1 Capital. Also includes expenses related to the National City branch acquisition of $1.4 million.2009 - Q2: Also includes accelerated discount accretion of $7.7 million resulting from the redemption of preferred stock purchased by the U.S. Treasury Department under the Troubled Asset Relief Program and $1.7 million of accrued dividends and preferred stock discount accretion through the redemption date. Reported(GAAP) net income was $20.0 million for the second quarter of 2010, $28.9 million for first quarter of 2010 and $20.8 million for the second quarter of 2009. Reported(GAAP) return on average assets(ROAA) for the second quarter of 2010 was 0.41%.NewAlliance2010 - Q2: After-tax noninterest revenue: Gain on limited partnership of $1.7 million. Q1: Tax-exempt life insurance proceeds of $2.6 million.2009 - Q2: After-tax noninterest expense: FDIC's special assessment charge of $2.6 million based on each insured depository institution's assets less Tier 1 Capital. Reported(GAAP) net income was $16.3 million for the second quarter of 2010, $16.4 million for first quarter of 2010 and $10.1 million for the second quarter of 2009. Reported(GAAP) ROAA for the second quarter of 2010 was 0.76%. Notes to Slide 9: Non-GAAP/operating results excludes certain non-recurring items

26 • Under the terms of the merger agreement, the aggregate consideration payable to NewAlliance stockholders in the merger as of the signing date is allocated 14% in cash and 86% in First Niagara common stock. The cash consideration pool is equal to $210,070,888 (subject to certain adjustments), and the stock consideration pool is 99,403,291 shares of First Niagara common stock (subject to certain adjustments). • Each NewAlliance stockholder can elect to receive, for each NewAlliance share owned by such stockholder, either 1.10 shares of First Niagara stock or $14.28 in cash, subject to adjustment, election and allocation procedures spelled out in the merger agreement. NewAlliance stockholders may make a mixed election of stock and cash for their shares, subject to the adjustment, election and allocation procedures. • The per share cash price of $14.28 and the exchange ratio for the stock portion of the consideration are fixed. As a result, the per share value of the stock consideration will fluctuate prior to closing due to fluctuations in the price of First Niagara stock. The current per share value of the stock consideration, based upon First Niagara's closing stock price on August 18, 2010, is $14.06 per share. At closing, the per share cash value and the per share stock value are likely to be different. • The cash consideration pool of $210,070,888 (subject to certain adjustments), if allocated equally to all shares of NewAlliance common stock, equals approximately $2.00 per share of NewAlliance common stock, based on the current number of NewAlliance common shares outstanding. The current per share value of the stock consideration, if allocated equally to all shares of NewAlliance common stock, based upon First Niagara's closing stock price on August 18, 2010, is $12.09 per share. Accordingly, the per share merger consideration, on a blended basis and based upon First Niagara's closing stock price on August 18, 2010, equals $14.09 ($2.00 plus $12.09). • First Niagara common stock may be issued to NewAlliance stockholders who make cash elections if the cash pool is oversubscribed, and cash may be issued to NewAlliance stockholders who make stock elections if the stock pool is oversubscribed. It is likely that all NewAlliance stockholders will receive a mix of cash and stock consideration in the merger. The allocation of the mix of consideration payable to NewAlliance stockholders in the merger will not be known until First Niagara tallies the results of the cash/stock elections made by NewAlliance stockholders, which will not occur until near or after the closing of the merger.• Assuming satisfaction of all necessary conditions to closing, election forms will be mailed to NewAlliance stockholders no more than 40 and no less than 20 business days prior to the anticipated closing of the merger (unless otherwise agreed by the parties). The election form will be accompanied by instructions for its completion, and a deadline for submission of election forms will be specified in the instructions. NewAlliance stockholders are urged to carefully read and follow the instructions for completion of the election form and to submit the form in advance of the election form deadline. NewAlliance stockholders who do not submit an election form by the deadline, or who improperly complete an election form, will not be entitled to elect the form of consideration applicable to their shares, and will receive cash, stock or a mix of cash and stock, subject to the adjustment, election and allocation procedures. First Niagara Financial Group, Inc. - NewAlliance Bancshares, Inc.Summary of Merger Consideration